Amendment to the By-Laws of JPMorgan Institutional Trust

as adopted by the Board of Trustees on May 20, 2010

Approved:

 That Section 4 of Article IV of the By-Laws of JPMorgan Institutional Trust be deleted and the following be inserted in its place:

Section 4. Retirement of Trustees.  A Trustee shall retire as Trustee at the end of the calendar year in which the Trustee attains the age of 75 years, except that Fergus Reid and Leonard Spalding shall continue to serve until December 31, 2012.